Exhibit 99.1

PHOTO CONTROL CORPORATION
AUDIT COMMITTEE GUIDELINES FOR
PRE-APPROVAL OF INDEPENDENT AUDITOR SERVICES

        The Audit Committee (the “Committee”) of the Board of Directors of Photo Control Corporation (the “Company”) has adopted the following guidelines regarding the engagement of the Company’s independent auditor to perform services for the Company.

1.     Audit Services.   For audit services, the independent auditor will provide the Committee with an engagement letter no later than the third quarter of each year outlining the scope of the audit services proposed to be performed during the year (the “Engagement Letter”). If agreed to by the Committee, the Engagement Letter will be formally accepted by the Committee, most likely during a regularly scheduled third quarter Committee meeting. The independent auditor will submit to the Committee for approval an audit services fee proposal after the Committee has accepted the Engagement Letter.

2.     Non-Audit Services.   For non-audit services, the Company’s management will submit to the Committee for approval (most likely during the first quarter of each year) the list of non-audit services that it recommends the Committee engage the independent auditor to provide for the year. The Company’s management and the independent auditor will each confirm to the Committee that each non-audit service on the list is permissible under all applicable legal requirements. In addition to the list of planned non-audit services, a budget estimating non-audit services spending for the fiscal year will be provided. The Committee must approve both the list of permissible non-audit services and the budget for such services. The Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

3.     Amendment of Non-Audit Services and Fees.   To ensure prompt handling of unexpected matters, the Committee delegates to the Committee’s Chair the authority to amend or modify the list of approved permissible non-audit services and fees. The Chair will report action taken to the Committee for approval at the next Committee meeting.

4.     Review of Independent Auditor Services.   The independent auditor must ensure that all audit and non-audit services provided to the Company have been approved by the Committee. The Company’s Treasurer will be responsible for tracking all independent auditor fees against the budget for such services and report at least annually to the Committee.

44